Constancia Mine, Cuzco, Peru Form 43-101F1 Technical Report

OLIVIER TAVCHANDJIAN

CERTIFICATE OF QUALIFICATION

Re: NI 43-101 Technical Report, Constancia Mine, Cuzco, Peru March 29th 2021

I, Olivier Tavchandjian, P. Geo., of Toronto, Ontario, do hereby certify that:

1. I am currently employed as Vice President, Exploration and Geology, with Hudbay Minerals Inc., 25 York Street, Suite 800, Toronto, Ontario, Canada, M5J 2V5.

2. I graduated from the Université du Québec à Chicoutimi with a Ph.D. in Mineral Resources in 1996.

3. I am a member in good standing with the Association of Professional Geoscientists of Ontario, member 0714.

4. I have practiced my profession continuously for over 30 years and have been involved in mineral exploration, project evaluation, resource and reserve evaluation, and technical support to mine operations in underground and open pit mines for base metals, precious metals and bulk commodities in the Americas, Europe, Asia and Africa.

5. I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI 43-101") and certify that by reason of my education and affiliation with a professional association and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purpose of NI 43-101.

6. I have reviewed and approved the Summary of the Technical Report and I am responsible for the preparation of this Technical Report titled "NI 43-101 Technical Report, Constancia Mine, Cuzco, Peru" (the "Technical Report"), dated March 29th 2021 and effective as of January 1st 2021.

7. I last visited the Constancia Mine on September 9th 2019 for a duration of four (4) days. I also visited the mine several times prior to that date.

8. As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

9. I am not independent of the Issuer. Since I am an employee of the Issuer, a producing issuer, I fall under subsection 5.3(3) of NI 43-101 where "a technical report required to be filed by a producing issuer is not required to be prepared by or under supervision of an independent qualified person".

10. I have been involved with the Constancia Mine, which is the subject of the Technical Report, continuously since March 2017.

11. I have read NI 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with the instrument and form.

12. I consent to the public filing of the Technical Report with any stock exchange, securities commission or other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Constancia Mine, Cuzco, Peru Form 43-101F1 Technical Report

Dated as of March 29th 2021.

Original signed by:

/s/ Olivier Tavchandjian

Olivier Tavchandjian, P. Geo.